Filed pursuant to Rule 433

Registration File No. 333-211267

Relating to the

Preliminary Prospectus Supplement

dated June 19, 2018

(To Prospectus dated May 10, 2016)

Pricing Term Sheet

dated June 20, 2018

Redwood Trust, Inc.

Offering of

$200,000,000 principal amount of

5.625% Convertible Senior Notes due 2024

(the “Offering”)

The information in this pricing term sheet relates only to the Offering and should be read together with the preliminary prospectus supplement dated June 19, 2018 (the “Preliminary Prospectus Supplement”) relating to the Offering, including the documents incorporated by reference therein and the related base prospectus dated May 10, 2016, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended. As used in this pricing term sheet, “Issuer,” “we,” “our” and “us” refer to Redwood Trust, Inc. and not to its subsidiaries.

Issuer:	Redwood Trust, Inc., a Maryland corporation.

Ticker / Exchange for Common Stock:	RWT / The New York Stock Exchange (“NYSE”).

Trade Date:	June 21, 2018.

Expected Settlement Date:	June 25, 2018.

Securities Offered:	5.625% Convertible Senior Notes due 2024 (the “Notes”).

Aggregate Principal Amount Offered:	$200,000,000 principal amount of Notes (or a total of $230,000,000 principal amount of Notes if the underwriters exercise in full their over-allotment option to purchase additional Notes).

Public Offering Price:	99.50% of principal amount.

Maturity Date:	July 15, 2024, unless earlier repurchased, redeemed or converted.

Interest Rate:	5.625% per year.

Interest Payment Dates:	Semi-annually on January 15 and July 15 of each year, beginning on January 15, 2019.

Record Dates:	January 1 and July 1.

Closing Price:	$16.60 per share of the Issuer’s Common Stock on the NYSE on June 20, 2018.

Conversion Premium:	Approximately 10% above the Closing Price.

Initial Conversion Price:	Approximately $18.26 per share of Common Stock.

Initial Conversion Rate:	54.7645 shares of Common Stock per $1,000 principal amount of Notes, subject to adjustment.

Use of Proceeds:	The Issuer estimates that the net proceeds it will receive from the Offering will be approximately $194.0 million (or approximately $223.2 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The Issuer intends to use the net proceeds from the Offering to fund its business and investment activity, which may include funding purchases of residential mortgage loans and acquiring mortgage-backed securities for its investment portfolio, funding new investment initiatives in the single-family rental and multifamily housing sectors, as well as for other general corporate purposes.

Pending such uses, the Issuer may use all or a portion of the net proceeds from the Offering to temporarily reduce borrowings under its short-term residential loan warehouse facilities and its short-term real estate securities repurchase facilities. The Issuer may subsequently re-borrow amounts under its short-term residential loan warehouse facilities and its short-term real estate securities repurchase facilities to fund its business and investment activity, as described above. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

CUSIP Number:	758075 AD7.

ISIN Number:	US758075AD73.

Redemption of Notes to Preserve REIT Status:	The Issuer may not redeem the Notes prior to their maturity, except to the extent, and only to the extent, necessary to preserve its status as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. If the Issuer determines that redeeming the Notes is necessary to preserve its status as a REIT, then it may redeem all or part of the Notes at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Adjustment to Shares Delivered Upon Make-Whole Fundamental Change:	If a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) occurs prior to the maturity date, the Issuer will in some cases increase the conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change. The following table sets forth the hypothetical stock prices and the number of additional shares of Common Stock by which the conversion rate for the Notes will be increased per $1,000 principal amount of Notes in the event of a make-whole fundamental change:

	Stock Price
Effective Date	$16.60	$17.00	$17.50	$18.00	$19.00	$20.00	$21.00	$22.00
June 25, 2018	5.4764	4.7173	3.8772	3.1490	1.9863	1.1528	0.5841	0.2265
July 15, 2019	5.4764	4.6973	3.8266	3.0728	1.8724	1.0158	0.4347	0.0730
July 15, 2020	5.4764	4.8510	3.9396	3.1516	1.9002	1.0123	0.4151	0.0478
July 15, 2021	5.4764	4.9583	3.9991	3.1722	1.8672	0.9526	0.3490	0.0000
July 15, 2022	5.4764	4.9540	3.9365	3.0652	1.7089	0.7829	0.1945	0.0000
July 15, 2023	5.4764	4.7309	3.6269	2.7006	1.3188	0.4476	0.0000	0.0000
July 15, 2024	5.4764	4.0590	2.3784	0.7911	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365- or 366-day year, as applicable.

•	If the stock price is greater than $22.00 per share, subject to adjustment, no additional shares will be added to the conversion rate.

•	If the stock price is less than $16.60 per share, subject to adjustment, no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of Common Stock issuable upon conversion exceed 60.2409 per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate as set forth in “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Underwriting

The disclosure set forth in the Preliminary Prospectus Supplement under the caption “Underwriting” is updated by adding the following in the first set of bullet points on page S-54 of the Preliminary Prospectus Supplement describing exceptions to the Issuer’s agreement with the underwriters not to engage in certain transactions relating to its common stock:

•	any shares of our common stock (with a value not exceeding $6.75 million) in connection with our option to purchase the remainder of the 5 Arches, LLC platform.

* * *

The Issuer has filed a registration statement (including a preliminary prospectus supplement dated June 19, 2018 and an accompanying prospectus dated May 10, 2016) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Credit Suisse Securities (USA) LLC, c/o Credit Suisse Prospectus Department, One Madison Avenue, New York, New York 10010, or by calling 1-800-221-1037 or emailing newyork.prospectus@credit-suisse.com, or from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by calling 1-866-803-9204, or from Wells Fargo Securities, LLC, c/o Equity Syndicate Department, 375 Park Avenue, 4th Floor, New York, New York 10152, or by calling 1-800-326-5897 or emailing cmclientsupport@wellsfargo.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.